Mail Stop 3561

      							December 29, 2005


Mr. Miles S. Nadal
Chairman, President and Chief Executive Officer
MDC Partners Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

	Re:	MDC Partners Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 18, 2005

		Form 10-Q for Fiscal Quarter Ended September 30, 2005
		File No. 1-13178

Dear Mr. Nadal:

      We have reviewed your supplemental response letter dated December 14, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 31, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.



Form 10-K for Fiscal Year Ended December 31, 2004

Note 17.  Segmented Information

1. We note your response to prior comment 2. With respect to the Strategic Marketing Services ("SMS") reportable segment, we continue to believe that the separate reporting of certain operating segments would materially improve an investor`s understanding of the company`s performance, including prospects for future net cash flows.

Your response as to why aggregation in the SMS reportable segment is appropriate relies heavily upon an analysis of gross margins and staff to revenue cost ratios based solely upon the 2006 budget. Specifically, your response separately addresses the following operating segments: Ambrose Carr Linton Carroll, Margeotes Fertitta
Powell, Crispin Porter and Kirshenbaum Bond. You have indicated that the margins and staff cost ratios for these segments are expected to converge with other operating segments currently aggregated into the
SMS segment, as well as each other. We note that question 8 to the
FASB Staff Implementation Guidance issued in respect of FAS 131 states "the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on current indicators only." Additionally, paragraph 73 of FAS 131 states "The
Board believes that separate reporting of segment information will not add significantly to an investor`s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects."

We have two concerns with respect to the approach you have taken in determining that it is appropriate to aggregate certain operating segments within the SMS reportable segment. First, we note that you are projecting either significant increases or decreases, particularly in respect of gross margins, for Ambrose Carr Linton Carroll, Margeotes Fertitta Powell, Crispin Porter and Kirshenbaum Bond to enable you to determine that these operating segments are economically similar. However, the trend over the last three years with respect to gross margins and staff cost ratios does not appear to support your forecast for 2006. Second, based upon your response, you appear to have mainly looked to the forecast for 2006 in making your determination with respect to economic similarity. Even if your forecasts for 2006 are appropriate, it is unclear whether 2006 will be an aberration in terms of economic similarity, or whether similar gross margins and staff cost ratios will continue into the future.

We acknowledge that determining whether operating segments demonstrate similar economic characteristics such that they may be aggregated is difficult and subjective, and therefore, judgmental. Management is in the best position to make a determination with respect to expectations for future prospects and performance. After taking into consideration the representations you have made to us, we will not object to your proposed presentation.

We remind you of your obligation to continue to assess your segmental presentation for compliance with FAS 131. This reassessment will be critical through 2006 as actual results are reported, and as you begin to develop expectations for the forecast for 2007. To the extent that actual results are inconsistent with the forecast, we believe it would become increasingly difficult to justify that the operating segments are in fact economically similar. Please confirm in writing that you understand your obligation to continue to reassess this area, and if a different determination is reached, you are aware of the requirement to provide disaggregated information that complies with FAS 131.

As noted above, your conclusion with respect to economic similarity is based heavily upon your expectation that the gross margins and staff cost ratios for certain of the operating segments will begin to converge. For certain entities, this means that gross margins and staff cost ratios will increase; for others, you have projected a decrease in these margins. We also note that not all of the operating segments that our discussions have focused on with respect to the SMS reportable segment are the same size in terms of revenue generated and profitability. Accordingly, to the extent that the changes you have discussed in your responses represent a known trend that you believe will have a material favorable or unfavorable impact on net sales or income from continuing operations, or a material change in the relationship between cost and revenues (i.e., staff cost ratios), you are required to discuss this information in MD&A.
Refer to Item 303 (a)(3)(ii) of Regulation S-K.



*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert
S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.





								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Miles S. Nadal
MDC Partners Inc.
December 29, 2005
Page 4